April 22, 2010


Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Re: Reponses to Questions about 10K for File No. 0-51021


Mr. Babula:

Below are the responses to your follow up questions about our June 30, 2009
10K filing. As requested each response has been keyed to your question/comment by restatement of the question in black type followed by our responses are in red type.

Consolidated Balance Sheets

1. We noted your response to comment one of our letter dated February 26, 2010. Please confirm for us you will revise your footnote disclosure in future filings to clarify the nature of your other intellectual properties and
intangible assets similar to what you provide in the response.   Further, you
disclose in Note 9 that 1,750,000 shares were issued to acquire the intelligent traffic system technology license and 2,894,781 shares were issued to acquire the plastics recycling technology license, which appear to result in substantial different valuations from those indicated in your response.
Please explain or revise your disclosures, as appropriate.

Answer: Yes, we will revise footnote disclosures to reflect our responses in future filing. Regarding the Note 9 disclosure, we should have also disclosed that a $130,000 of cash payment was made with the 1,750,000 shares (valued at $1.00 per share) issued for the intelligent traffic system. Thus, the $1,880,000 recorded in the financials was correct. The revised footnote disclosure in future filings will also reflect this cash payment.

2.	 We note your response to comment two of our letter dated February 26,
2010. We note that a year has passed since you acquired the technology licenses. In this regard, explain to us how you could reasonably conclude these intangible assets are not impaired considering no revenue has been generated since acquisition. Also, explain to us how you determine that the licenses have indefinite useful lives rather than finite lives. Refer to GASB ASC Topic 350-30-35-3.

Answer: Again, we engaged the services of an independent appraiser to determine the value of the technology licenses. The resulting conclusion was that licenses were worth more than our carrying value, so our reasonable conclusion was that the licenses should not be impaired. Moreover, our impairment analyses led management to conclude that the carrying amounts of the licenses are recoverable as the undiscounted cash flows to be derived from the licenses exceeds the carrying values. No revenues had been generated to date from the licenses because the firm had not yet implemented its plans to exploit the licenses. That fact withstanding, the value of the licenses would not necessarily diminish as evidenced by the independent appraisal and impairment analyses.

Regarding the classification of the licenses as indefinite versus finite assets, the determination was based on ASC 350-30-35-4, not ASC
350-30-35-3.    ASC 350-30-35-4 states that "If no legal, regulatory,
contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the intangible asset shall be considered to be indefinite." Management concluded that this accounting standard is applicable to the technology licenses because each has an initial 70 year (a lifetime) contractual agreement with optional extensions. So, at this time there really are no contractual limitations for use of the technology. Further, the licenses allow for technological enhancements that might result from the ongoing R&D efforts of the owner of the technology. Moreover, the need for recycled plastics and intelligent traffic system continues to grow and there is no reason to expect the marketability of the licenses to decline in the foreseeable future.


Note 1 - Organization and Summary of Significant Accounting Policies

3.	We note your response to comment four of our letter dated February 26,
2010. You indicated to us that the liability payable to the sales broker was offset against the outstanding receivables totaling $404,000 from two new customers. Further, we note that you recorded an allowance of $150,000 related to these receivables. It appears the broker has assumed the collection risk related to these receivables, therefore we are uncertain why you still have an outstanding allowance of $150,000 as of December 31, 2009. Please advise us, or revise.

Answer: It is true that the sales broker has assumed the collection risk related to these receivables. We increased the allowance to $150,000 when we concluded the receivables from the two customers may not be collected.
After the sales broker assumed the collections risk, management elected to keep the allowance at $150,000 because we did not know the future affects of the swine flu scare. In other words, it was a conservative management decision. Now that it has been nearly a year since the initial fall out of the swine flu scare and operations have normalized, management plans to reduce the allowance on its next 10K filing.

Acquisitions

4.	We note your response to comment five of our letter dated February 26,
2010.  We re-issue our prior comment.  In this regard, please explain to us
when you announced the acquisition of Kyodo USA.   Further, tell us what your
stock price was trading at a few days before and after the announcement date, which should be the date used to fair value the transaction in your situation. We may have further comment.

Answer:  Management announced the acquisition of Kyodo USA on June 1, 2008.
The 8K was filed on June 17, 2008.   The common stock was trading steadily
at $0.75 from May 17, 2008 through July 10, 2008 which is two weeks before contract signing date of June 1, 2008 and three weeks after the 8K was filed on June 17th 2008. Thus, management concluded that $0.75 per share was the proper share price related to the acquisition.

5.	We note your response to comment six of our letter dated February 26,
2010. We note you disclosed that Kyodo holds a special permit which allows Kyodo to transport port through the United States for shipping to Japan. It would appear this is a significant internally generated intangible asset which should have been separately recognized and fair valued in the purchase price allocation. Please advise us, or revise your financial statements.

Answer: Management recognized the "special" permit is not so unique that it is a significant internally generated intangible. The permit allows the transport of pork through U.S. ports. It is not USDA permit and which requires in-depth inspections and approvals. Any U.S. company can apply for and obtain a permit for transport of this product. An annual fee of $250 is paid to keep the permit (i.e., license). It is simply a transport permit and not worthy of
separate recognition and fair value determination.   Management will clarify
is description of the permit in its future filings with the SEC.

Note 4 - Film Library

6.	We note your response to comment 13 of our letter dated February 26,
2010. We note you conducted an impairment test of your film library. In that regard, it appears that you had not performed the step to first determine if the carrying amount of the film library was recoverable or not by comparing it to the undiscounted cash flows derived from the asset as required under ASC Topic 360-10-35-17. Please explain.

Answer: Management believes that the impairment analysis was done correctly in accordance with ASC 360-10-35-17. Our impairment analysis compares both the "undiscounted" and "discounted" cash flows to the carry value. The result of the analysis was that the "undiscounted cash flows" and "discounted cash flows" expected from the library use and its eventual disposition exceeded the carry value of the library. Therefore, no impairment was required at June 30, 2009.

Item 9A Disclosure Controls and Procedures

7.	We note your response to comment 15 of our letter dated February 26,
2010. We also note in the second paragraph of the response regarding how you evaluated the effectiveness of your internal control over financial reporting on a routine basis. However, your proposed disclosure did not represent or provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. In this regard, your assessment of internal control over financial reporting should be conducted using and established framework, for example the Committee of Sponsoring Organizations of the Treadway Commission which has established guidance to evaluate the internal control over financial reporting. For further information, please visit the "Sarbanes-Oxley Section 404 - A Guide for Small Business" brochure at:
(http://www.sec.gov/infor/smallbus/404guide.shtml).

Answer: Management's evaluation of the effectiveness of internal control over financial reporting is conducted using the criteria set forth the Committee of Sponsoring Organization's internal control framework. Our future 10K filings will contain the following updated disclosure text for Item 9A.

ITEM 9A. Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 131-15(e) and 15d-15(c) under the Securities Exchange Act of 1934 is routinely conducted.

(a) Evaluation of Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the effectiveness of the Company's disclosure controls and procedures using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based upon that evaluation, the CEO and CFO concluded that the design and operations of these disclosure controls and procedures were effective. Our disclosure controls and procedures were effective in timely alerting management to the material information relating to the Company's (or the Company's consolidated subsidiaries) periodic filing with the SEC, subject to the various limitations on the effectiveness set forth below. Information relating to the Company, required to be disclosed in SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to the Company's management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Control over Financial Reporting. There has been no change in the Company's internal control over financial reporting that occurred during the year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


We are hopeful that the above responses adequately addresses each of your questions; however should you have additional questions or need to communicate further on any of these matters, please do not hesitate to contact me by e-mail at larry.taylor@obnholdings, or by fax at (323) 299-3118 or by telephone at (310) 988-1077. Again, please be aware that I am located in Los Angeles, not the Las Vegas office. Mailings to Las Vegas would slow my responses.

Sincerely,


Larry Taylor
Chief Financial Officer